S 19011170 N

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~ *
PART III

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SEC FILE NUMBER
8-68880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2018 (MM/DD/YY) AND ENDING September 30, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Doric Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Greens Farms Road STE 200
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter E. Hein 203-557-5552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERKOWER LLC
(Name – *if individual, state last, first, middle name*)

517, ROUTE 1, SUITE 4103 (Address) ISELIN (City) NJ (State) 08830 (Zip Code)

SEC Mail Processing
NOV 29 2019
Washington, DC

Securities and Exchange Commission
Trading and Markets
NOV 29 2019
RECEIVED

SEC Mail Processing
NOV 27 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Peter E. Hein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doric Corporation, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public 11/26/2019

SARAH ANN LINDADE
Notary Public
Connecticut
My Commission Expires Jul 31, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
Doric Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Doric Corporation** (the "Company") as of September 30, 2019 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
November 26, 2019

DORIC CORPORATION

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

ASSETS		
Current Assets		
	Cash	$ 326,372
	Accounts Receivable	232,417
Other Assets		
	Security Deposit	2,048
	TOTAL ASSETS	$ 560,837
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
	Accrued expenses and other current liabilities	$ 16,107
	Corporate taxes payable	1,453
	TOTAL LIABILITIES	17,560
SHAREHOLDER'S EQUITY		
	Preferred Stock, $1 par value; 1,000 shares authorized; no shares issued	-
	Common stock, $1 par value; 470,000 shares authorized; 40,000 shares issued and outstanding	40,000
	Retained earnings	503,277
	TOTAL SHAREHOLDER'S EQUITY	543,277
	TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 560,837

DORIC CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED SEPTEMBER 30, 2019

Note 1- Summary of Significant Accounting Policies

Nature of Operations- Doric Corporation (the "Company") is an investment advisory firm and a Delaware Corporation, which was organized on March 28, 2005 and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer. The Company is a wholly-owned subsidiary of Doric GmbH, formerly Doric Asset Finance & Verwaltungs GmbH (the "Parent"), in Offenbach am Main, Germany, which arranges, structures, manages, and administers closed end funds issued in Germany. The Company, via a service agreement, fully supports the business of Doric Asset Finance GmbH & Co. KG (DAF KG) (the "Affiliate"). The Company is registered as a broker-dealer so that it may conduct private placement of securities.

Estimates- The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash And Cash Equivalents- The Company maintains cash with a financial institution. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such amounts.

Accounts Receivable- Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. There is no valuation allowance as of September 30, 2019. See Note 4-Major Customers.

Revenue Recognition- In May 2014 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09,

"Revenue from Contracts with Customers (Topic 606)." The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted the new standard effective October 1, 2018, the first day of the Company's fiscal year and under the new standard, recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The adoption ASC 606 resulted in no change to beginning retained earnings.

The Company generates revenue from its service agreement and recognizes revenue ratably over the term of the related agreement as services are provided. Any service fees received in advance of services being provided are recorded as deferred revenue on the balance sheet until services are provided, at which time revenue is recognized.

Income Taxes- The Company pays federal and state corporation taxes on its taxable income.

The Company is generally subject to potential examination by taxing jurisdictions for the prior three years

Currently, no audits for any tax periods are in progress.

The Company is classified as a "C" Corporation for income tax purposes. The current provision for Federal and State income taxes for the period ended September 30, 2019 is $13,963.

The provision for income taxes for the period ended September 30, 2019 differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to federal graduated rates and state income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. There were no deferred tax assets or liabilities at September 30, 2019.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires

the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the period ended September 30, 2019 management has determined that there are no material uncertain income tax positions.

Property And Equipment- Property and equipment are stated at cost. Depreciation is computed by the straight-line method over an estimated useful life of 3 years. As of September 30, 2019, $3,051 of property and equipment has been fully depreciated.

Concentration Of Credit Risk- Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company places its cash investments in a high credit financial institution. The Company has not experienced any losses related to accounts receivable.

Note 2- Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At September 30,2019, the Company had net capital of $308,812, which was in excess of its requirement of $5,000 by $303,812 and a ratio of aggregate indebtedness to net capital of 0.05686 to 1.

The Company does not hold customers' cash or securities. As such, the Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission.

Note 3- Related Party Transactions

The Company has a service agreement with DAF KG providing for service fee revenue equal to actual costs plus a 6% margin for which monthly payments were made. For the year ended September 30, 2019, the Company recognized $925,807, in service fees under this agreement. Of this amount $232,417 is a receivable at September 30,2019.

Operating Leases

The Financial Accounting Standards Board's (FASB's) new standard on accounting for leases became effective January 1, 2019, for US public business entities with calendar year ends. The effective date of the new lease standard for the Company is October 1, 2019.

Accounting Standards Codification (ASC) Topic 842, Leases, changes the rules that govern accounting for substantially all leases, including equipment and real estate leases. The Company was not a lessee in any operating lease as defined in the standard during the fiscal year ended September 30, 2019 and recognizes that all future leases must be measured in accordance with the FASB accounting standard. The Company does not expect the adoption of this standard to materially affect its financial statements.

Note 4-Major Customers

For the year ended September 30, 2019, the Company received fee income from a single customer in the amount of $925,807. This customer is the affiliate entity of the Company as disclosed in Note 1.

Intercompany Receivable- As of September 30, 2019 the amount of $232,417 was shown on the balance sheet as accounts receivable. The total amount of accounts receivable is owed by a related party as disclosed in Note 3.

Subsequent Events- Events have been evaluated through the date that these financial statements were issued and no further information is required to be disclosed.

DORIC CORPORATION

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019